Issuer Free Writing Prospectus

Filed pursuant to Rule 433 under the Securities Act of 1933

Registration Statement on Form S-3: No. 333-181351

Sally Beauty Announces Preliminary Results for the Fiscal Quarter ended June 30, 2012.

DENTON, Texas, July 17, 2012 –

Sally Beauty Holdings, Inc. (NYSE:SBH) (the “Company”) today announced preliminary results for the fiscal quarter ended June 30, 2012.

Preliminary Results for the Quarter Ended June 30, 2012

For the quarter ended June 30, 2012 (the “fiscal 2012 third quarter”), the Company’s consolidated net sales were approximately $887.0 million, an increase of 6.0% from the quarter ended June 30, 2011 (the “fiscal 2011 third quarter”). This fiscal 2012 third quarter sales increase is attributed primarily to same store sales growth, the addition of new stores and acquisitions. The negative impact from changes in foreign currency exchange rates was $11.0 million or 132 basis points in the fiscal 2012 third quarter. Consolidated same store sales growth in the fiscal 2012 third quarter was approximately 5.2% compared to 5.9% in the fiscal 2011 third quarter. Key drivers of same store sales growth include increased customer traffic and higher average ticket in both business segments.

In the fiscal 2012 third quarter, GAAP net earnings were approximately $69.5 million, a 0.5% increase, when compared to fiscal 2011 third quarter GAAP net earnings of $69.1 million. In the fiscal 2012 third quarter, GAAP diluted earnings per share were approximately $0.37, flat when compared to fiscal 2011 third quarter GAAP diluted earnings per share of $0.37. Fiscal 2011 third quarter includes an after-tax credit of $13.4 million from a litigation settlement, net of non-recurring expenses.

In the fiscal 2012 third quarter, adjusted net earnings (a non-GAAP measure) increased by 28.3% to approximately $71.6 million, or $0.38 earnings per diluted share compared to fiscal 2011 third quarter adjusted net earnings of $55.8 million and $0.30 earnings per diluted share. Adjusted net earnings in the fiscal 2012 third quarter were adjusted for expenses related to the refinancing of the outstanding balance on the Company’s Senior Term B loan with a portion of the proceeds from the sale of $700 million of the Company’s 5.75% Senior Notes due 2022. The Company’s adjusted net earnings for the fiscal 2011 third quarter were adjusted for an after-tax credit of $13.4 million from a litigation settlement, net of non-recurring expenses. See “Use of Non-GAAP Financial Measures” below for a reconciliation of adjusted net earnings to GAAP net earnings and a reconciliation of adjusted earnings per diluted share to GAAP diluted earnings per share.

The Company’s Adjusted EBITDA (a non-GAAP measure) for the fiscal 2012 third quarter was approximately $155.7 million, an increase of 17.3% compared to Adjusted

EBITDA for the fiscal 2011 third quarter of $132.7 million. See “Use of Non-GAAP Financial Measures” below for a reconciliation of adjusted EBITDA to GAAP net earnings.

The Company’s debt, excluding capital leases, totaled approximately $1.5 billion as of June 30, 2012. During the fiscal 2012 third quarter, the Company refinanced the outstanding balance on its Senior Term B loan with a portion of the proceeds from the sale of $700 million of the Company’s 5.75% Senior Notes due 2022. A balance of approximately $53 million remained on the Company’s ABL facility as of June 30, 2012.

Business Segment Results:

Sally Beauty Supply

For the third quarter ended June 30, 2012, Sally Beauty Supply had sales of approximately $553.4 million, up 7.0% from sales of $517.2 million in the fiscal 2011 third quarter. Same store sales at Sally Beauty Supply grew approximately 5.2% in the fiscal 2012 third quarter compared to same store sales growth of 6.1% in the fiscal 2011 third quarter. Sales growth in the fiscal 2012 third quarter was primarily driven by same store sales, new store openings and acquisitions.

Beauty Systems Group

For the third quarter ended June 30, 2012, Beauty Systems Group had sales of approximately $333.6 million, up 4.4% from sales of $319.4 million in the fiscal 2011 third quarter. Same store sales at Beauty Systems Group grew approximately 5.3% in the fiscal 2012 third quarter and in the fiscal 2011 third quarter. Sales growth for the Beauty Systems Group was primarily driven by growth in same store sales and net new store openings.

The results described above for the Company and the Company’s business segments are estimated, preliminary, subject to completion and may change. Because we have not completed our normal quarterly closing and review procedures for the quarter ended June 30, 2012, and subsequent events may occur that require adjustments to these results, there can be no assurance that the final results for the quarter ended June 30, 2012 will not differ materially from these estimates. These estimates should not be viewed as a substitute for full interim financial statements prepared in accordance with GAAP. Accordingly, you should not place undue reliance on the foregoing estimates.

Use Of Non-GAAP Financial Measures

The Company occasionally utilizes financial measures and terms not calculated in accordance with generally accepted accounting principles in the United States (“GAAP”) in order to provide investors with an alternative method for assessing our operating results in a manner that enables investors to more thoroughly evaluate our current performance as compared to past performance. We also believe these non-GAAP measures provide investors with a more informed baseline for modeling the Company’s future financial performance. Our management uses these non-GAAP measures for the same purpose. These non-GAAP measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. We have provided tables to reconcile the non-GAAP financial measures utilized to GAAP financial measures.

Adjusted EBITDA

We define the measure Adjusted EBITDA as GAAP Net Earnings before depreciation and amortization, share-based compensation, interest expense (which includes the loss on extinguishment of indebtedness), and income taxes. Our management uses Adjusted EBITDA as a supplemental measure in the evaluation of our businesses and believes that Adjusted EBITDA provides a meaningful measure of our ability to meet our future debt service, capital expenditures and working capital requirements.

Adjusted Net Earnings

This measure consists of GAAP Net Earnings, which is then adjusted solely for the purpose of excluding non-cash interest expense (which includes the loss on extinguishment of indebtedness). We believe excluding non-cash interest expense from our GAAP Net Earnings provides investors with a better depiction of the Company’s core operating results and provides a more informed baseline for modeling future earnings expectations.

Adjusted Earnings Per Diluted Share (Adjusted EPS)

We define this non-GAAP financial measure as the portion of the Company’s GAAP Net Earnings assigned to each share of stock, excluding non-cash interest expense (which includes the loss on extinguishment of indebtedness). We believe excluding non-cash interest expense from our GAAP Net Earnings provides investors with a better depiction of the Company’s core operating results and provides a more informed baseline for modeling future earnings expectations.

Non-GAAP Financial Measures Reconciliations:

SALLY BEAUTY HOLDINGS, INC. AND SUBSIDIARIES

Non-GAAP Financial Measures Reconciliations

(In thousands, except per share data)

(Unaudited)

	Three Months Ended
	June 30,
	2012	2011	% CHG
Adjusted EBITDA:
Net earnings (per GAAP)	$69,487	$69,143	0.5%
Add:
Depreciation and amortization	16,299	15,273	6.7%
Share-based compensation	2,825	2,462	14.7%
Interest expense (1)	26,925	27,741	-2.9%
Litigation settlement (2)	—	(27,000)
Other non-recurring items (2)	—	5,749
Provision for income taxes	40,135	39,367	2.0%
Adjusted EBITDA (Non-GAAP)	$155,671	$132,735	17.3%
Net earnings (per GAAP)	$69,487	$69,143
Add (Less):
Loss on extinguishment of debt (1)	3,231	—
Litigation settlement and other non-recurring items, net (2)	—	(21,251)
Tax provision for the adjustments to net earnings (3)	(1,163)	7,863
Adjusted net earnings, excluding non-recurring items (Non-GAAP)	$71,555	$55,755	28.3%

Adjusted net earnings per share (Non-GAAP):
Basic	$0.39	$0.30	30.0%
Diluted	$0.38	$0.30	26.7%
Weighted average shares:
Basic	182,756	183,164
Diluted	188,496	188,592

(1)

For the three months ended June 30, 2012, interest expense includes $3.2 million in unamortized deferred financing costs expensed in connection with the Company’s May 2012 repayment in full of its senior term loan B.

(2)

Results for the three months ended June 30, 2011, reflect a $27.0 million benefit of a litigation settlement and non-recurring charges of $5.7 million. The net favorable impact of these items is $21.3 million.

(3)	The tax provisions for the adjustments to net earnings were calculated using an estimated effective tax rate of 36.0% and 37.0% for the periods ended June 30, 2012 and 2011, respectively.

About Sally Beauty Holdings, Inc.

Sally Beauty Holdings, Inc. (NYSE: SBH) (the “Company”) is an international specialty retailer and distributor of professional beauty supplies with annual revenues of $3.3 billion.  The Company operates primarily through two business units, Sally Beauty Supply and Beauty Systems Group (BSG), and is the largest distributor of professional beauty supplies in the U.S. based on store count. The Sally Beauty Supply and Beauty

Systems Group businesses sell and distribute through over 4,300 stores, including 185 franchised units, throughout the United States and Puerto Rico, the United Kingdom, Belgium, Canada, Chile, Mexico, France, Ireland, Spain, Germany and the Netherlands.

Sally Beauty Supply has over 3,100 stores worldwide and offers up to 8,000 professional beauty products for hair, skin, and nails through leading third-party brands and exclusive-label professional product lines.  Sally Beauty Supply’s customer base includes retail consumers and salon professionals.

The Beauty Systems Group business has approximately 1,000 company-operated stores and over 150 franchise stores. BSG also has one of the largest networks of professional distributor sales consultants in North America, with approximately 1,116 consultants. The BSG stores and sales consultants sell up to 10,000 professionally branded hair, skin and nail beauty products that are sold exclusively to professional stylists and salons for use and resale to their customers.

Cautionary Notice Regarding Forward-Looking Statements

Statements in this news release and the schedules hereto which are not purely historical facts or which depend upon future events may be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  Words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “project,” “target,” “can,” “could,” “may,” “should,” “will,” “would,” or similar expressions may also identify such forward-looking statements.

Readers are cautioned not to place undue reliance on forward-looking statements as such statements speak only as of the date they were made.  Any forward-looking statements involve risks and uncertainties that could cause actual events or results to differ materially from the events or results described in the forward-looking statements, including, but not limited to, risks and uncertainties related to: the highly competitive nature of, and the increasing consolidation of, the beauty products distribution industry; anticipating changes in consumer preferences and buying trends and managing our product lines and inventory; potential fluctuation in our same store sales and quarterly financial performance; our dependence upon manufacturers who may be unwilling or unable to continue to supply products to us; the possibility of material interruptions in the supply of beauty supply products by our manufacturers; products sold by us being found to be defective in labeling or content; compliance with laws and regulations or becoming subject to additional or more stringent laws and regulations; product diversion; the operational and financial performance of our franchise business; the success of our Internet-based business; successfully identifying acquisition candidates or successfully completing desirable acquisitions; integrating businesses acquired in the future; opening and operating new stores profitably; the impact of a continued downturn in the economy upon our business; the success of our cost control plans; protecting our intellectual property rights, specifically our trademarks; conducting business outside the United States; disruption in our information technology systems; natural disasters or acts of terrorism; the preparedness of our accounting and other management systems to meet financial reporting and other requirements; being a holding company, with no operations of our own, and depending on our subsidiaries for cash; our substantial indebtedness; the possibility that we may incur substantial additional debt; restrictions and limitations in the agreements and instruments governing our debt; generating the significant amount of cash needed to service all of our debt and refinancing all or a portion of our indebtedness or obtaining additional financing; changes in interest rates increasing the cost of servicing our debt; the potential impact on us if the financial institutions we deal with become impaired; and the representativeness of our historical consolidated financial information with respect to our future financial position, results of operations or cash flows.

Additional factors that could cause actual events or results to differ materially from the events or results described in the forward-looking statements can be found in our most recent Annual Report on Form 10-K for the year ended September 30, 2011, as filed with the Securities and Exchange Commission.  Consequently, all forward-looking statements in this release are qualified by the factors, risks and uncertainties contained therein.  We assume no obligation to publicly update or revise any forward-looking statements.